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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)


                                (AMENDMENT NO. 1)


                       Environmental Tectonics Corporation
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                                (NAME OF ISSUER)


                     Common Stock, $0.05 Par Value Per Share
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                         (TITLE OF CLASS OF SECURITIES)


                                    294092101
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                                 (CUSIP NUMBER)

                                   Joy Tartar
                             The Lenfest Group, LLC
                        300 Barr Harbor Drive, Suite 460
                           West Conshohocken, PA 19428
                                 (610) 940-0910
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  with copy to:

                            William W. Matthews, III
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4281

                                February 14, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box



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---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 (ENTITIES ONLY):
---------------- ---------------------------------------------------------------
                 H.F. Lenfest
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (A)   |_|
                 (B)   |_|
---------------- ---------------------------------------------------------------

3.               SEC USE ONLY

---------------- ---------------------------------------------------------------

4.               SOURCE OF FUNDS*
                 PF
---------------- ---------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)   |_|

---------------- ---------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
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                             7.       SOLE VOTING POWER
NUMBER OF                             3,195,060
SHARES                       ---------------------------------------------------
BENEFICIALLY
OWNED BY                     8.       SHARED VOTING POWER
EACH                                  0
REPORTING                    ---------------------------------------------------
PERSON
WITH                         9.       SOLE DISPOSITIVE POWER
                                      3,195,060
                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER
                                      0
---------------- ---------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,195,060
---------------- ---------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- ---------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 29.5%
---------------- ---------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 IN
---------------- ---------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER.

         H.F. Lenfest's Amendment No. 1 to Schedule 13D relates to (i) Lenfest's receipt of warrants to purchase 200,000 shares of common stocks of Environmental Tectonics Corporation (the "Company") and (ii) Lenfest's purchase of 373,831 shares of common stock. The Company's principle executive office is located at County Line Industrial Park, Southampton, PA 18966.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) Mr. Lenfest is filing this Amendment No. 1 to Schedule 13D as an individual (the "Reporting Person"). The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 25, 2004, the Reporting Person executed a Limited Guaranty Agreement guaranteeing certain obligations of the Company to PNC Bank, National Association, and in turn, on September 7, 2004, the Company issued warrants to the Reporting Person entitling him to purchase up to 200,000 shares of common stock at an exercise price equal to the lesser of $4.00 per share or 2/3 of the average daily high and low price of the common stock during the 25 trading day period immediately preceding the date of the exercise. On February 14, 2005, the Reporting Person exercised all of his existing warrants, which included warrants to purchase 803,048 shares of common stock referenced in his Schedule 13D, dated February 18, 2003. Additionally, on February 14, 2005, the Reporting Person also purchased 373,831 shares of common stock for an aggregate purchase price of approximately $2.0 million. These transactions were funded from the Reporting Person's personal funds.
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ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has exercised all of his outstanding warrants and acquired the additional securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below, each of which was previously disclosed in the Reporting Person's Schedule 13D dated February 18, 2003:

         (a) Under the terms of the Convertible Note and Warrant Purchase Agreement by and between the Company and the Reporting Person dated as of February 18, 2003, as long as the Reporting Person or any of his affiliates beneficially own five percent (5%) of the outstanding shares of common stock, calculated on a fully-diluted basis, the Company agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Company agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee.

         (b) Upon each conversion of the Note (as defined in the Convertible Note and Warrant Purchase Agreement) or upon the grant by the Company of any of the 568,386 available but unissued stock options under the issuer's stock option plan, the Issuer agrees to issue additional warrants entitling the Reporting Person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional warrants shall be the same as may then apply to the original warrant.

         (c) The Note bears interest on the outstanding principal amount at an annual rate equal to ten percent (10%). The Note permits the Company to defer its quarterly payments of interest, which, upon deferral, will be added to the principal and accrue interest thereon. At any time, or from time to time, the Reporting Person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share.
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 3,195,060 shares of common stock, which constitutes 29.5% of the common stock outstanding (based upon 9,019,376 shares of common stock issued and outstanding as of February 16,
2005).

         (b) The Reporting Person has the sole voting power and power to dispose of 3,195,060 shares of common stock.

         (c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transactions:

         On August 25, 2004, the Reporting Person executed a Limited Guaranty Agreement guaranteeing certain obligations of the Company to PNC Bank, National Association, and, in turn, the Company issued to the Reporting Person warrants to purchase 200,000 shares of common stock on September 7, 2004. The warrants entitled the Reporting Person to purchase up to 200,000 shares of common stock at an exercise price equal to the lesser of $4.00 per share or 2/3 of the average daily high and low price of the common stock during the 25 day trading period immediately preceding the date of exercise.

         On February 14, 2005, the Reporting Person exercised all of his outstanding warrants and received 1,003,048 shares of common stock. Additionally, the Reporting Person purchased 373,831 shares of common stock for an aggregate purchase price of approximately $2.0 million.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in the Reporting Person's Schedule 13D dated February 18, 2003 and the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Amendment No. 1 to Schedule 13D:

         1. Warrant to purchase 200,000 shares of common stock, dated September 7, 2004 (incorporated by reference to the Company's Current Report on Form 8-K, dated September 8, 2004).

         2. Subscription Agreement, between the Company and H.F. Lenfest, dated February 14, 2005 (incorporated by reference to the Company's Current Report on Form 8-K, dated February 17, 2005).


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SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February _______, 2005           /s/H.F. Lenfest
                                       --------------------------
                                       H.F. Lenfest
                                       Reporting Person